

March 12, 2007

Ms. Catherine A. Spackman
Treasurer, Central Fund of Canada, Ltd.
Hallmark Estates #805
1323 – 15th Avenue S.W.
Calgary, Alberta T3C 0X8, Canada

Re: Central Fund of Canada Ltd.
          Form 40-F for the fiscal year ended October 31, 2006
          File No. 1-9038

Dear Ms. Spackman:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        If you have any further questions regarding our review of your filings, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Jennifer Thompson, Staff Accountant, at (202)551-3737 or, in her absence, to the undersigned at (202) 551-3768.

                                Sincerely,

                                John Cash
                                Branch Chief